[NOVA Chemicals Letterhead]

August 11, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, DC  20549

RE:	NOVA Chemicals Corporation
Form 40-F for the Fiscal Year Ended December 31, 2007
File No. 1-13064

Dear Mr. O’Brien:

Reference is made to your letter, dated July 29, 2008 (the “Comment Letter”), setting forth the comments of the Staff of the Securities and Exchange Commission on NOVA Chemicals Corporation’s (the “Company” or “NOVA Chemicals”) Form 40-F for the fiscal year ended December 31, 2007 (“Form 40-F”).

The headings and numbered paragraphs in this response letter correspond to the original headings and numbered paragraphs in the Comment Letter.  For ease of reference, the Company has repeated the comments preceding each of the responses.

Disclosure Controls and Procedures

1.  You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information.  Therefore, management’s conclusion regarding the disclosure controls and procedures does not appear to conform to the definition contained in Exchange Act Rule 13a-15(e).  Please supplementally confirm with a view toward disclosure in future filings, a conclusion consistent with the language of the Rule.

Response

NOVA Chemicals confirms that its conclusion set forth in the Form 40-F that its disclosure controls and procedures are effective was intended to conform to the entire definition of “disclosure controls and procedures” contained in Exchange Act Rule 13a-15(e), including that the disclosure controls and procedures are designed to ensure that information required to be disclosed by NOVA Chemicals in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In future filings, NOVA Chemicals will include a conclusion consistent with the language of Exchange Act Rule 13a-15(e).

Note 17 — Asset Retirement Obligations, page 102

2.  You disclose that your asset retirement obligation (ARO) ranges between $225 million and $250 million.  Based on your disclosure it appears you relied on a third-party to estimate your ARO.  In future filings please include a consent from or remove reference to the third-party.  Refer to General Instructions D.9 to Form 40-F for guidance.

Response

In 2007, NOVA Chemicals did rely upon a third party to confirm the reasonableness of the ARO.  In future filings, NOVA Chemicals will include a consent from a third-party in accordance with General Instructions D.9 to Form 40-F or remove references to a third-party, as applicable.

Commitments, page 51

3.             In future filings, please revise your table of contractual obligations as follows:

•                  To increase transparency of cash flow, please include scheduled interest payments in your table.  To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table.  Regardless of whether you decide to include variable rate estimated interest payments in the table or footnote, you should provide appropriate disclosure with respect to your assumptions.

•                  If material, to the extent that you are in the position of paying cash rather than receiving cash under your foreign currency swaps, commodity based derivatives and other options, swaps or futures instruments, please disclose estimates of the amounts you will be obliged to pay.

•                  If material, to the extent you are required or planning to fund your pension plans in the future, please present funding contributions to your plans for at least the following year and, if known, for subsequent years.  Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly state the periods for which no amounts have been included in the table.

Refer to General Instructions B.12 to Form 40-F for guidance.

Response

In future filings, NOVA Chemicals will provide the following information in the table of contractual obligations or in footnotes thereto, as applicable:

•                  scheduled interest payments and the assumptions used to estimate variable interest rates, as applicable.

•                  estimates of amounts NOVA Chemicals will be obliged to pay, if material, related to foreign currency swaps, commodity-based derivatives and other options, swaps or futures instruments.

NOVA Chemicals provided disclosure regarding the expected 2008 funding for its defined benefit and defined contribution plans on page 57 of the Company’s Management’s Discussion & Analysis, which was filed as Exhibit 99.3 to the Form 40-F and incorporated by reference therein .  For future filings, NOVA Chemicals will include the estimates for the pension plan funding in the table of contractual obligations.  NOVA Chemicals will also include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

NOVA Chemicals acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (412) 490-4970 or Angela Schuettler, NOVA Chemicals’ Vice President and Corporate Controller, at (412) 490- 4382 should you have any questions with respect to the foregoing information.

Sincerely yours,

/s/ Lawrence A. MacDonald
Lawrence A. MacDonald
Senior Vice President and Chief Financial Officer

cc:	Tracey McKoy, Division of Corporation Finance
U.S. Securities and Exchange Commission